Industrias Bachoco Announces Fourth Quarter And Full Year 2015 Results

CELAYA, Mexico, Feb. 4, 2016 /PRNewswire/ -- Industrias Bachoco, S.A.B. de C.V., "Bachoco" or "the Company," (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the fourth quarter ("4Q15") and 2015 year ("2015") results ending December 31, 2015. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("$").

HIGHLIGHTS- 2015 vs. 2014

  Net sales increased 6.9% in 4Q15 and 10.7% for the whole year 2015.
  EBITDA margin was 6.4% for 4Q15 and 12.8% for year 2015.
  Earnings per basic and diluted share totaled $0.75 for 4Q15 and $6.49 for 2015.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated, "Conditions prevailing in the poultry industry in the third quarter continued throughout the fourth quarter of 2015. We observed an important increase in supply in Mexico, creating an over-supply condition, which put pressure on prices. In the US markets, we also observed lower prices, mainly in leg quarters, as compared with the equivalent quarter of 2014. Even though we observed a stronger supply in our main product lines, we also saw a good level of demand in the Mexican markets during the fourth quarter enabling us to sell the largest volume for a quarter.

For the quarter, our total sales increased and the volume in all our main product lines continued growing in both markets. Overall, we increased our total sales by 6.9%.

On the other side, volatility in the Mexican peso had an effect in our cost of sales in Mexico during the quarter, as a result, our operating margins were lower when compared with the fourth quarter of the previous year.

Our US operation continues delivering positive results while recording historical volume sold of chicken for 2015.

For the whole year 2015, we reach what we consider satisfactory results, with an increase of 10.7% in total sales and an EBITDA margin of 12.8%. The Company remained in a healthy financial condition with a net cash of $11,161.9 million, as the cash and equivalents has increased more than 20.0% since the beginning of the year."

EXECUTIVE SUMMARY
The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2014.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Net sales	11,650.2	10,899.3	750.9	6.9
Net sales in Mexico	8,805.4	8,661.4	144.0	1.7
Net sales in the U.S.	2,844.9	2,238.0	606.9	27.1

NET SALES BY SEGMENT
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Net sales	11,650.2	10,899.3	750.9	6.9
Poultry	10,395.4	9,796.6	598.8	6.1
Other	1,254.8	1,102.7	152.0	13.8

NET VOLUME SOLD BY SEGMENT
In tons			Change
	4Q15	4Q14	Volume	%
Total sales volume:	538,139	495,923	42,216	8.5
Poultry	429,808	404,565	25,243	6.2
Others	108,331	91,358	16,973	18.5

The Company's 4Q15 net sales totaled $11,650.2 million, $750.9 million or 6.9% more than $10,899.3 million reported in 4Q14. The increase is a result of more volume sold in our main product lines during this quarter; partially compensated by weaker poultry prices than the same quarter of 2014.

In 4Q15, sales of our U.S. operations remained strong and represented 24.7% of our total sales; this compares with 20.5% in 4Q14.

GROSS PROFIT
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Cost of sales	9,989.0	8,376.5	1,612.5	19.3
Gross profit	1,661.2	2,522.9	(861.7)	(34.2)
Gross margin	14.3%	23.1%	-	-

In 4Q15 the cost of sales totaled $9,989.0 million, $1,612.5 million or 19.3% higher than $8,376.5 million reported in 4Q14; the increase in cost of sales is mainly attributed to more volume sold and depreciation of the Mexican peso.

The gross profit was $1,661.2 million with a gross margin of 14.3% in 4Q15; this profit is lower than the gross profit of $2,522.9 million and gross margin of 23.1% reported in 4Q14. This is mainly due to weaker prices in our poultry products and an increase in our unit cost of sales.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES ("SG&A")
In millions of pesos
	4Q15	4Q14	Change
	$	$	$	%
Total SG&A	1,137.9	1,038.0	99.9	9.6

Total SG&A expenses in 4Q15 were $1,137.9 million, $99.9 million or 9.6% more than the $1,038.0 million reported 4Q14. This increase is mainly attributed to higher volume.

Total SG&A expenses as a percentage of net sales represented 9.8% in 4Q15 compared to 9.5% in 4Q14.

OTHER INCOME (EXPENSE), NET
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Other income (expense), net	2.8	(59.5)	62.3	(104.8)

This item mainly includes the sale of unused assets, as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 4Q15, we recorded other income of $2.8 million, compared with other expenses of $59.5 million reported in 4Q14.

OPERATING INCOME
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Operating income	526.1	1,425.4	(899.3)	(63.1)
Operating margin	4.5%	13.1%	-	-

Operating income in 4Q15 totaled $526.1 million; an operating margin of 4.5%, a decrease when compared to operating income of $1,425.4 million and a 13.1% operating margin reported in 4Q14.

The lower operating income was mainly attributed to lower gross profit than in 4Q14.

NET FINANCIAL INCOME
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Net Financial Income	113.1	68.2	44.9	65.9
Financial Income	159.0	99.9	59.1	59.2
Financial Expense	45.9	31.7	14.2	44.9

In 4Q15, the Company reported net financial income of $113.1 million, compared to income of $68.2 million reported in the same period of 2014. This is mainly due to higher financial income as we have higher levels of cash.

TAXES FOR THE PERIOD
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Total Taxes	187.8	426.4	(238.7)	(56.0)
Income tax	346.1	513.9	(167.8)	(32.7)
Deferred income tax	(158.31)	(87.45)	- 70.9	81.0

Total taxes for the 4Q15 were $187.8 million, compared with total taxes of $426.4 million in the same period of 2014.

NET INCOME
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Net income	451.5	1,067.2	(615.7)	(57.7)
Net margin	3.9%	9.8%	-	-
Basic and diluted income per share[1]	0.75	1.77	-	n/a
Basic and diluted income per ADR[2]	9.01	21.28	-	n/a
Weighted average Shares outstanding[3]	599,994	600,000	-	-

1 In pesos
2 in pesos, an ADR equal to twelve shares
3 In thousands of shares

The net income for 4Q15 was $451.5 million, representing a basic and diluted income of $0.75 pesos per share, compared with a higher net income of $1,067.2 million, which represented $1.77 pesos of basic and diluted income per share in 4Q14. This income represents a net margin of 3.9% and 9.8% for 4Q15 and 4Q14, respectively.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	4Q15	4Q14	Change
	$	$	$	%
Net controlling interest income	450.7	1,064.1	(613.4)	(57.6)
Income tax expense (benefit)	187.8	426.4	(238.7)	n/a
Result in associates	0.8	3.1	(2.3)	n/a
Net finance (income) expense	(113.1)	(68.2)	(44.9)	n/a
Depreciation and amortization	217.7	204.6	13.0	6.4
EBITDA	743.8	1,630.0	(886.2)	(54.4)
EBITDA Margin (%)	6.4	15.0	(8.6)	(57.3)
Other expense (income) net	(2.8)	59.5	(62.3)	(104.8)
Adjusted EBITDA	741.0	1,689.5	(948.5)	(56.1)
Adjusted EBITDA Margin	6.4%	15.5%	-	-
Net sales	11,650.2	10,899.3	750.9	6.9

EBITDA in 4Q15 reached $743.8 million, representing an EBITDA margin of 6.4%, compared to EBITDA of $1,630.0 million in 4Q14, with an EBITDA margin of 15.0%.

The adjusted EBITDA in 4Q15 reached $741.0 million, representing an adjusted EBITDA margin of 6.4%, compared to adjusted EBITDA of $1,689.5 million in 4Q14, with an adjusted EBITDA margin of 15.5%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	2015	2014	Change
	$	$	$	%
Net Sales	46,229.0	41,779.1	4,450.0	10.7
Net sales in Mexico	35,125.8	33,340.6	1,785.1	5.4
Net sales in the U.S.	11,103.3	8,438.5	2,664.8	31.6

NET SALES BY SEGMENT
In millions of pesos	2015	2014	Change
	$	$	$	%
Net Sales	46,229.0	41,779.1	4,450.0	10.7
Poultry	41,765.0	37,994.7	3,770.3	9.9
Other	4,464.1	3,784.4	679.6	18.0

NET VOLUME SOLD BY SEGMENT
In tons			Change
	2015	2014	Volume	%
Total sales volume:	2,034,339	1,841,382	192,957	10.5
Poultry	1,613,435	1,495,023	118,412	7.9
Others	420,904	346,359	74,545	21.5

In 2015, net sales totaled $46,229.0 million, $4,450.0 million or 10.7% more than $41,779.1 million reported in the same period of 2014. The increase in sales is attributed mainly to higher volumes sold.

In 2015, sales of our U.S. operations represented 24.1% of our total sales, compared with 20.2% in 2014.

ACCUMULATED OPERATING RESULTS
In millions of pesos	2015	2014	Change
	$	$	$	%
Cost of Sales	36,821.0	32,495.0	4,326.0	13.3
Gross Profit	9,408.1	9,284.1	123.9	1.3
Total SG&A	4,279.5	3,781.3	498.2	13.2
Other Income (expense)	(41.0)	(160.9)	119.9	(74.5)
Operating Income	5,087.6	5,341.9	(254.3)	(4.8)
Net Financial Income	518.5	246.9	271.6	110.0
Income Tax	1,708.1	1,656.1	52.0	3.1
Net Income	3,898.0	3,932.7	(34.7)	(0.9)

In 2015, the cost of sales totaled $36,821.0 million, $4,326.0 million or 13.3% higher than $32,495.0 million reported in 2014. The increase in the cost of sales is mainly attributable to higher volumes sold and higher unit costs experienced at the end of the year.

As a result, we reached a gross profit of $9,408.1 million and a gross margin of 20.4% in 2015, a higher result than $9,284.1 million of gross profit and a margin of 22.2% reached in year 2014.

Total SG&A expenses in 2015 were $4,279.5 million, $498.2 million or 13.2% more than the $3,781.3 million reported in 2014. Total SG&A expenses as a percentage of sales represented 9.3% in 2015 compared to 9.1% in 2014. This increase is mainly attributed to higher volumes sold and additional expenses incurred in the implementation of projects to further improve the services we provide to our markets.

In 2015, we had other expenses of $41.0 million, compared with other expenses of $160.9 million reported in 2014.

The operating income in 2015 was $5,087.6 million, which represents an operating margin of 11.0%; a 4.8% decrease than the operating income of $5,341.9 million and operating margin of 12.8% in 2014.

The net financial income in 2015 was $518.5 million, higher when compared to the net financial income of $246.9 million in 2014.

Total taxes were $1,708.1 million as of December 31, 2015. These taxes include $1,535.7 million of income tax and $172.4 million of deferred income taxes. This figure compares to total taxes of $1,656.1 million, which includes income taxes of $1,391.3 and $264.8 million of deferred income taxes in 2014.

All of the above results in a net income of $3,898.0 million or 8.4% of net margin for 2015, which represents $6.49 pesos of earnings per share. In 2014, the net income totaled $3,932.7 million, 9.4% of net margin and $6.55 pesos of net income per share.

EBITDA AND ADJUSTED EBITDA
In millions of pesos	2015	2014	Change
	$	$	$	%
Net controlling interest profit	3,891.3	3,926.9	(35.6)	(0.9)
Income tax expense (benefit)	1,708.1	1,656.1	52.0	n/a
Result in associates	6.7	5.7	0.9	n/a
Net finance (income) expense	(518.5)	(246.9)	(271.6)	n/a
Depreciation and amortization	820.3	805.7	14.7	1.8
EBITDA	5,907.9	6,147.5	(239.6)	(3.9)
EBITDA Margin (%)	12.8	14.7	(1.93)	(13.1)
Other expense (income) net	41.0	160.9	(119.9)	(74.5)
Adjusted EBITDA	5,948.9	6,308.4	(359.6)	(5.7)
Adjusted EBITDA Margin	12.87%	15.10%	-	-
Net sales	46,229.0	41,779.1	4,450.0	10.7

EBITDA in 2015 reached $5,907.9 million, representing an EBITDA margin of 12.8%, compared to EBITDA of $6,147.5 million in 2014, with an EBITDA margin of 14.7%.

The adjusted EBITDA in 2015 reached $5,948.9 million, representing an adjusted EBITDA margin of 12.87%, compared to an adjusted EBITDA of $6,308.4 million in 2014, with an adjusted EBITDA margin of 15.10%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Dec. 31, 2015	Dec. 31, 2014	Change
	$	$	$	%
TOTAL ASSETS	40,527.1	34,793.8	5,733.4	16.5
Cash and cash equivalents	15,288.9	11,961.6	3,327.2	27.8
Accounts receivable	2,776.1	2,976.5	- 200.5	- 6.7
TOTAL LIABILITIES	12,650.7	10,431.7	2,219.0	21.3
Accounts payable	3,966.0	3,384.3	581.7	17.2
Short-term debt	1,631.9	798.0	833.9	104.5
Long-term debt	2,495.1	1,652.5	842.7	51.0
TOTAL STOCKHOLDERS' EQUITY	27,876.4	24,362.1	3,514.3	14.4
Capital stock	1,174.4	1,174.4	- 0.0	- 0.0

Cash and equivalents as of December 31, 2015 totaled $15,288.9; higher by $3,327.2 million than the level we had on December 31, 2014.

Total debt as of December 31, 2015 was $4,127.0 million, compared to $2,450.5 million reported as of December 31, 2014.

Net cash as of December 31, 2015 was $11,161.9 million, compared with a net cash of $9,511.2 million as of December 31, 2014.

CAPITAL EXPENDITURES
In millions of pesos	2015	2014	Change
	$	$	$	%
Capital Expenditures	1,662.8	1,288.5	374.3	29.0

Total CAPEX for 2015 was $1,662.8 million and $1,288.5 million in 2014; mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of December 31, 2015
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$42,552

SHARE PRICE IN 2015
	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
December	71.03	65.95	70.92	50.99	45.64	49.23
November	78.97	69.37	69.37	57.22	49.87	50.18
October	85.80	75.18	75.18	61.13	54.72	54.72
September	89.73	80.27	85.79	63.49	56.77	61.10
August	79.42	72.72	79.42	57.79	50.51	56.83
July	78.03	69.23	77.00	58.69	52.72	57.09
June	73.07	70.50	70.50	56.36	54.11	54.11
May	73.70	68.32	73.70	58.14	54.34	57.37
April	69.69	64.38	68.32	54.40	50.87	53.79
March	67.40	63.33	63.36	53.78	48.84	49.85
February	64.00	60.20	63.26	51.58	48.97	51.02
January	63.60	59.23	61.50	51.55	47.97	48.84
Source: yahoo finances

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Carlos Hermosillo	chermosillo@actinver.com.mx
BBVA BANCOMER	Fernando Olvera	fernando.olvera@bbva.com
GBM	Miguel Mayorga	mmayorga@gbm.com.mx
INTERACCIONES CASA DE BOLSA	Brian Flores	Ibflorese@interacciones.com
JPMORGAN	Pedro Leduc	pedro.a.leduc@jpmorgan.com
INTERCAM GRUPO FINANCIERO	Fernanda Simon	fsimon@intercam.com.mx
SIGNUM RESEARCH	Emma Ochoa	Emma.ochoa@signumresearch.com

APPENDICES
For reference, some figures have been translated into millions of U.S. dollars ("USD") using an exchange rate of $17.21 per USD $1.00, which corresponds to the rate at the close of December 31, 2015, according to Mexico's National Bank.

  Consolidated Statement of Financial Position
  Consolidated Statement of Income
  Consolidated Statement of Cash Flows
  Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-
	In U.S. Dollar	December 31,	December 31,
In million pesos	2015	2015	2014*

TOTAL ASSETS	$ 2,354.9	40,527.1	34,793.8

Total current assets	1,442.9	24,832.5	20,852.0
Cash and cash equivalents	888.4	15,288.9	11,961.6
Total accounts receivable	161.3	2,776.1	2,976.5
Inventories	293.8	5,056.1	4,469.5
Other current assets	99.4	1,711.5	1,444.3

Total non current assets	911.9	15,694.7	13,941.8
Net property, plant and equipment	767.4	13,206.7	12,054.8
Other non current Assets	144.6	2,487.9	1,887.0

TOTAL LIABILITIES	$ 735.1	12,650.7	10,431.7

Total current liabilities	388.9	6,692.9	5,655.5
Notes payable to banks	94.8	1,631.9	798.0
Accounts payable	230.4	3,966.0	3,384.3
Other taxes payable and other accruals	63.6	1,095.0	1,473.2

Total long-term liabilities	346.2	5,957.9	4,776.2
Long-term debt	145.0	2,495.1	1,652.5
Other non current liabilities	6.6	114.2	90.9
Deferred income taxes	194.6	3,348.5	3,032.8

TOTAL STOCKHOLDERS' EQUITY	$ 1,619.8	27,876.4	24,362.1

Capital stock	68.2	1,174.4	1,174.4
Commission in shares issued	24.1	414.0	399.6
Repurchased shares	45.2	777.6	101.1
Retained earnings	1,442.6	24,827.2	22,513.2
Others accounts	36.7	631.8	129.1
Non controlling interest	3.0	51.3	44.6

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,354.9	40,527.1	34,793.8

*Audited

CONSOLIDATED STATEMENT OF INCOME
Fourth Quarter Results, ended December 31:
-Unaudited-
	U.S. Dollar
In millions pesos	2015	2015	2014
Net sales	$ 676.9	11,650.2	10,899.3
Cost of sales	580.4	9,989.0	8,376.5
Gross profit	96.5	1,661.2	2,522.9
SG&A	66.1	1,137.9	1,038.0
Other income (expenses), net	0.2	2.8	(59.5)
Operating income	30.6	526.1	1,425.4
Net finance income	6.6	113.1	68.2
Income tax	10.9	187.8	426.4
Net Income	$ 43.7	451.5	1,067.2

Non-controlling interest	0.0	0.8	3.06
Net controlling interest profit	26.3	450.7	1,064.1
Basic and diluted earnings per share	0.04	0.75	1.77
Basic and diluted earnings per ADR	0.52	9.01	21.28
Weighted average Shares outstanding[1]	599,997	599,997	600,000

EBITDA Result	$ 43.2	743.8	1,630.0

Gross margin	14.3%	14.3%	23.1%
Operating margin	4.5%	4.5%	13.1%
Net margin	3.9%	3.9%	9.8%
EBITDA margin	6.4%	6.4%	15.0%

1In thousands

Consolidated Statement of Income
Annual Results
-Unaudited-
	U.S. Dollar
In millions pesos	2015	2015	2014
Net sales	$ 2,686.2	46,229.0	41,779.1
Cost of sales	2,139.5	36,821.0	32,495.0
Gross profit	546.7	9,408.1	9,284.1
Selling, general and administrative expenses	248.7	4,279.5	3,781.3
Other income (expenses), net	(2.4)	(41.0)	(160.9)
Operating income	295.6	5,087.6	5,341.9
Net finance income	30.1	518.5	246.9
Income tax	99.3	1,708.1	1,656.1
Net income	$ 355.9	3,898.0	3,932.7

Non-controlling interest	0.4	6.7	5.7
Net controlling interest profit	226.9	3,891.3	3,926.9
Basic and diluted earnings per share	0.38	6.49	6.55
Basic and diluted earnings per ADR	4.52	77.9	78.54
Weighted average Shares outstanding[1]	599,631	599,631	599,955

EBITDA Result	$ 343.3	5,907.9	6,147.5

Gross margin	20.4%	20.4%	22.2%
Operating margin	11.0%	11.0%	12.8%
Net margin	8.4%	8.4%	9.4%
EBITDA margin	12.8%	12.8%	14.7%

1In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	December 31,
	2015	2015	2014

NET MAJORITY INCOME BEFORE INCOME TAX	$ 325.7	5,606.1	5,588.8

ITEMS THAT DO NOT REQUIRE CASH:	-	-	-

ITEMS RELATING TO INVESTING ACTIVITIES:	24.3	418.9	611.1
Depreciation and others	47.7	820.3	805.7
Income (loss) on sale of plant and equipment	4.5	77.5	152.8
Other Items	(27.8)	(479.0)	(347.4)

ITEMS RELATING TO FINANCING ACTIVITIES:	8.3	142.4	200.2
Interest income (expense)	8.3	142.4	118.1
Other Items	-	-	82.1

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	358.4	6,167.4	6,400.1
CASH GENERATED OR USED IN THE OPERATION:	(135.4)	(2,331.0)	(1,414.1)
Decrease (increase) in accounts receivable	(39.8)	(685.8)	(746.4)
Decrease (increase) in inventories	(25.4)	(437.7)	(329.5)
Decrease (increase) in accounts payable	(70.5)	(1,213.1)	(453.8)
Decrease (increase) in other liabilities	0.3	5.6	115.6

NET CASH FLOW FROM OPERATING ACTIVITIES	222.9	3,836.5	4,986.0

NET CASH FLOW FROM INVESTING ACTIVITIES	(89.1)	(1,533.3)	(982.0)
Acquisition of property, plant and equipment	(96.6)	(1,662.8)	(1,288.5)
Proceeds from sales of property plant and equipment	4.2	71.5	62.3
Other Items	3.4	58.1	244.1

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	133.8	2,303.2	4,004.0

Net cash provided by financing activities:	41.1	707.0	315.2
Proceeds from loans	234.6	4,038.2	1,454.1
Principal payments on loans	(133.8)	(2,303.3)	(1,098.6)
Dividends paid	(52.2)	(899.2)	(0.8)
Other items	(7.5)	(128.8)	(39.5)
Net increase (decrease) in cash and equivalents	174.9	3,010.2	4,319.2

Cash and investments at the beginning of year	$ 641.3	11,036.1	6,716.9
CASH AND INVESTMENTS AT END OF PERIOD	$ 816.2	14,046.3	11,036.1

DERIVATIVES POSITION REPORT

Fourth Quarter 2015
Thousands of Mexican Pesos, as of December 31, 2015
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			4Q-2015		3Q-2015		4Q-2015	3Q-2015
Knock out forwards.	Hedge	$206,520	$17.21		$ 16.93		$ -	$ 320	in 2016	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 329,002	CORN		CORN		-$ 5,851	$ 784	All in 2016
			In USD per Bushel		In USD per Bushel
			month	price	month	price

					Dec-2015	$ 3.588
			Mar-2016	$ 3.588
			May-2016	$ 3.645	May-2016	$ 3.645
					Dec-2016	$ -
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
					Oct-2015	$264.300
					Dec-2015	$265.500
			Jan-2016	$264.300	Jan-2016	$269.000
			Mar-2016	$265.500	March-2016	$274.200
			May-2016	$269.000
			Aug-2016	$274.200

Options of Corn	Hedge	$ 4,655	CORN		CORN		-$ 121	$ -	2016
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Mar-2016	$ 3.588	Oct-2015	$ 4.13
			May-2016	$ 3.645

Options of soybean meal	Hedge	$ 4,130	SOYBEAN MEAL		SOYBEAN MEAL		-$ 110	$ -	in 2016
			In USD per ton		In USD per ton
			month	price	month	price
			Mar-2016	$ 265.50
			May-2016	$ 269.00

NOTES
-The total financial instruments not exceed 5% of total assets as of December 31, 2015.
-The notional value represents the net position as of December 31, 2015 at the exchange rate of Ps.17.21 per one dollar.
-A negative value means an unfavorable effect for the company.

PROBABLE SCENARIO
Fourth Quarter 2015
Thousands of Mexican Pesos, as of December 31, 2015						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Knock Out Forwards (1)	$ -	$16.78	$ 17.64	$ 18.07	Direct	$ 2,333	$ -	$ -
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 5,851	$ 3.408	$ 3.767	$ 3.946	The effect will materialize as the inventory is consumed	-$22,301	$ 10,599	$ 27,049
Futures of Soybean Meal: (2)		$ 251.1	$ 277.5	$ 290.7
Options for Corn	-$ 121	$ 3.408	$ 3.767	$ 3.946		-$ 353	$ 112	$ 345
Options of Soybean Meal	-$ 110	$ 252.2	$ 278.8	$ 292.1		-$ 317	$ 97	$ 305

    NOTES
    (1) The reference value is the exchange rate of Ps. $17.21 per USD as of December 31, 2015.
    (2) The reference values are; the future of corn for March 2016, $3.5875 USD/bushel and the future of soybean meal for January 2016, $264.30 USD/ton.
    All the evaluations are performed according with the corresponding future, here only the first month futures are shown.
    (3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
    -A negative value means an unfavorable effect for the Company.

Fourth Quarter 2015
Thousands of Mexican Pesos, as of December 31, 2015							STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward and Knock Out Forwards	$ -	$8.61	$12.91	$21.51	$25.82	Direct	-$46,716	-$20,901	$0	$0

CONFERENCE CALL INFORMATION

The Company will host its fourth quarter 2015 earnings call, on Friday, February 5th, 2016. The earnings call will take place at 9:00 am Central Time (10:00 am ET).

To participate in the earnings call, please dial:

Toll free in the U.S.: 1 (888) 771-4371
Toll free in Mexico: 001 866 779 0965
A current list of available local and international free phone telephone numbers: https://www.yourconferencecenter.com/AlternateNumbers/alternatenumbers.aspx?100374&t=A&o=UntoxClKkGHFnc

Confirmation Number: 41684895

Visit the following link to access the webcast:
http://edge.media-server.com/m/p/knp2rtvi

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

CONTACT: IR contact information: Maria Guadalupe Jaquez, maria.jaquez@bachoco.net, or Kathy Chaurand, kathy.chaurand@bachoco.net, T. +52(461)618 3555